UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 4)*

                                       HSN, INC.
                   (formerly named Silver King Communications, Inc.)
                                    (Name of Issuer)

                             Common Stock, $0.01 par value
                             (Title of Class of Securities)

                                      40429R 10 9
                                     (CUSIP Number)


             Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







       1   Name of Reporting Person                     Transamerica Occidental
                                                        Life Insurance Company

           IRS Identification No. of Above Person                    95-1060502

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Citizenship or Place of Organization                      California


                          5    Sole Voting Power                              0

         NUMBER OF
          SHARES          6    Shared Voting Power                     451,000*
       BENEFICIALLY                           * See Note to Exhibit A
       OWNED BY EACH
         REPORTING        7    Sole Dispositive Power                         0
        PERSON WITH
                          8    Shared Dispositive Power                451,000*
                                              * See Note to Exhibit A

        9   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           451,000*
                                             * See Note to Exhibit A
       10   Check Box if the Aggregate Amount in Row 9
            Excludes Certain Shares                                        [ ]


       11   Percent of Class Represented by Amount in Row 9                1.3%


       12   Type of Reporting Person                                  HC and IC







       1   Name of Reporting Person                 Transamerica Life Insurance
                                                            and Annuity Company

           IRS Identification No. of Above Person                    95-6140222

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Citizenship or Place of Organization                      California


                          5    Sole Voting Power                              0

         NUMBER OF
          SHARES          6    Shared Voting Power                      361,000
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        7    Sole Dispositive Power                         0
        PERSON WITH
                          8    Shared Dispositive Power                 361,000


        9   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                            361,000

       10   Check Box if the Aggregate Amount in Row 9
            Excludes Certain Shares                                        [ ]


       11   Percent of Class Represented by Amount in Row 9                1.0%


       12   Type of Reporting Person                                         IC







       1   Name of Reporting Person          Transamerica Insurance Corporation
                                                                  of California

           IRS Identification No. of Above Person                    95-2634355

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Citizenship or Place of Organization                      California


                          5    Sole Voting Power                              0

         NUMBER OF
          SHARES          6    Shared Voting Power                     451,000*
       BENEFICIALLY                           * See Note to Exhibit A
       OWNED BY EACH
         REPORTING        7    Sole Dispositive Power                         0
        PERSON WITH
                          8    Shared Dispositive Power                451,000*
                                              * See Note to Exhibit A

        9   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           451,000*
                                             * See Note to Exhibit A
       10   Check Box if the Aggregate Amount in Row 9
            Excludes Certain Shares                                        [ ]


       11   Percent of Class Represented by Amount in Row 9                1.3%


       12   Type of Reporting Person                                  HC and IC







       1   Name of Reporting Person      Transamerica Investment Services, Inc.

           IRS Identification No. of Above Person                    94-1632699

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Citizenship or Place of Organization                        Delaware


                          5    Sole Voting Power                              0

         NUMBER OF
          SHARES          6    Shared Voting Power                      657,000
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        7    Sole Dispositive Power                         0
        PERSON WITH
                          8    Shared Dispositive Power                 657,000


        9   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                            657,000

       10   Check Box if the Aggregate Amount in Row 9
            Excludes Certain Shares                                        [ ]


       11   Percent of Class Represented by Amount in Row 9                1.8%


       12   Type of Reporting Person                                         IA






             Item 1(a).     Name of Issuer.

                       HSN, Inc. (formerly named Silver King Communications,
             Inc.)

             Item 1(b).     Address of Issuer's Principal Executive Offices.

                       11831 30th Court North, St. Petersburg, Florida 33716.

             Item 2(a).     Name of Person Filing.

                       This statement is filed by Transamerica Occidental Life
             Insurance Company ("Occidental"), the parent of Transamerica Life Insurance and Annuity Company ("TALIAC"); TALIAC; Transamerica Insurance Corporation of California ("TICC"), the parent of Occidental and indirect parent of TALIAC; and Transamerica Investment Services, Inc. ("TIS") (collectively, the "Companies").

             Item 2(b). Address of Principal Business Office or, if none, Residence.

                       The address of each of the Companies is 1150 South
             Olive Street, Los Angeles, California 90015.

             Item 2(c).     Citizenship.

                       Occidental, TALIAC and TICC are California
             corporations.  TIS is a Delaware corporation.

             Item 2(d).     Title of Class of Securities.

                       Common Stock, $.01 par value ("Common Stock").

             Item 2(e).     CUSIP Number.

                       40429R 10 9

             Item 3.   Type of Reporting Person.

                       Each of the Companies is filing this statement pursuant
             to Rule 13d-2(b).  TALIAC is an insurance company as defined in
             Section 3(a)(19) of the Securities Exchange Act of 1934; Occidental and TICC are insurance companies as defined in Section 3(a)(19) of the Securities Exchange Act of 1934 and parent holding companies in accordance with Rule 13d-1(b)(1)(ii)(G).
             TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.






             Item 4.   Ownership.

                       Not applicable.

             Item 5.   Ownership of Five Percent or Less of a Class.

                       Occidental is deemed to be the beneficial owner of
             451,000 shares of Common Stock, 90,000 of which Occidental owns directly, and 361,000 of which are owned by Occidental's subsidiary, TALIAC.*

                       TICC is deemed to be the beneficial owner of the
             451,000 shares of Common Stock beneficially owned by its subsidiary, Occidental, and by its indirect subsidiary, TALIAC.*

                       TIS is deemed to be the beneficial owner of 657,000
             shares of Common Stock pursuant to separate arrangements whereby TIS acts as investment adviser to certain individuals and entities, including Occidental and TALIAC. Each of the individuals and entities for which TIS acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities purchased or held pursuant to such arrangements.

                       To the knowledge of the Companies, no other person has
             the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

                       * See Note to Exhibit A.

                       This statement is being filed to report that the
             Companies have ceased to be deemed to be the beneficial owners of 5% or more of the Common Stock.

             Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                       Not applicable.

             Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                       TICC is filing this statement pursuant to Rule 13d-
             1(b)(1)(ii)(G) and not pursuant to Rule 13d-1(c). The identity and Item 3 classification of its relevant subsidiaries are set forth on Exhibit A attached hereto and incorporated herein by reference.






             Item 8.   Identification and Classification of Members of the
                       Group.

                       Not applicable.

             Item 9.   Notice of Dissolution of Group.

                       Not applicable.

             Item 10.  Certification.

                       By signing below the undersigned certify that, to the
             best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.






                                         Signature

                       After reasonable inquiry and to the best of their
             knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                     TRANSAMERICA OCCIDENTAL LIFE INSURANCE
                                        COMPANY


             February 12, 1997       By /s/ Richard N. Latzer
                                        ___________________________________
                                        Richard N. Latzer
                                        Chief Investment Officer


                                     TRANSAMERICA LIFE INSURANCE AND
                                        ANNUITY COMPANY


             February 12, 1997       By /s/ Richard N. Latzer
                                        ___________________________________
                                        Richard N. Latzer
                                        Chief Investment Officer


                                     TRANSAMERICA INSURANCE CORPORATION OF
                                        CALIFORNIA


             February 12, 1997       By /s/ Richard N. Latzer
                                        ___________________________________
                                        Richard N. Latzer
                                        Senior Vice President,
                                        Transamerica Corporation
                                        Its Attorney-In-Fact


                                     TRANSAMERICA INVESTMENT SERVICES, INC.


             February 12, 1997       By /s/ Richard N. Latzer
                                        ___________________________________
                                        Richard N. Latzer
                                        President and Chief Executive Officer






                  Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned, Transamerica Occidental Life Insurance Company, a California corporation; Transamerica Life Insurance and Annuity Company, a California corporation; Transamerica Insurance Corporation of California, a California corporation; and Transamerica Investment Services, Inc., a Delaware corporation; and each of them, hereby agree that the statement on
           Schedule 13G, dated February 12, 1997 and any amendments thereto, are filed on behalf of each of them.

                                        TRANSAMERICA OCCIDENTAL LIFE
                                           INSURANCE COMPANY


           February 12, 1997            By /s/ Richard N. Latzer
                                           __________________________________
                                           Richard N. Latzer
                                           Chief Investment Officer


                                        TRANSAMERICA LIFE INSURANCE AND
                                           ANNUITY COMPANY


           February 12, 1997            By /s/ Richard N. Latzer
                                           __________________________________
                                           Richard N. Latzer
                                           Chief Investment Officer


                                        TRANSAMERICA INSURANCE CORPORATION OF
                                           CALIFORNIA


           February 12, 1997            By /s/ Richard N. Latzer
                                           __________________________________
                                           Richard N. Latzer
                                           Senior Vice President,
                                           Transamerica Corporation
                                           Its Attorney-In-Fact


                                        TRANSAMERICA INVESTMENT SERVICES, INC.


           February 12, 1997            By /s/ Richard N. Latzer
                                           __________________________________
                                           Richard N. Latzer
                                           President and Chief Executive
                                           Officer






                  Each of Occidental and TALIAC is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. TALIAC is a wholly owned subsidiary of Occidental, and Occidental is a wholly owned subsidiary of TICC.

                  TICC is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Both TICC and TIS are wholly owned subsidiaries of Transamerica Corporation ("Transamerica").

                  Note: Management of the affairs of subsidiaries of Transamerica, including decisions respecting dispositions and/or voting of the shares of the Common Stock beneficially owned by such subsidiaries, resides in the respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13G by TICC and Occidental is not intended as, and should not be deemed, an acknowledgment of beneficial ownership or shared voting or dispositive power by them of the shares of the Common Stock beneficially owned by their subsidiaries, and such beneficial ownership or attribution or shared voting or dispositive power is expressly disclaimed.



























                                        Exhibit A